Sub-Item 77Q2: Item 405 of Regulation S-K

Section 16(a) Beneficial Ownership Reporting Compliance:

During the reporting period, there was a late Form 3 filing with respect to Katie Quirk, the Chief Compliance Officer of the Fund. The Form 3, which was due to be filed on November 25, 2013, was promptly filed on November 26, 2013